UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)
Date: May 23, 2006
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES THE COMPLETION OF THE ISSUANCE OF NEW

LOAN PARTICIPATION NOTES IN THE INTERNATIONAL BOND MARKETS

Moscow and New York (May 23, 2006)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced the completion of the issuance of an aggregate principal amount of US$600,000,000 of new loan participation notes (the “New Notes”) in the international bond markets. The New Notes were issued by, but without recourse to, UBS (Luxembourg) S.A. (the “Bank”) for the sole purpose of funding a loan to VimpelCom in a principal amount equal to the aggregate principal amount of the New Notes. The New Notes will bear an annual interest rate of 8.25% and will be due May 23, 2016.

The US$600,000,000 principal amount of New Notes are comprised of (i) an aggregate principal amount of US$232,766,000 issued in exchange for the validly tendered and accepted 10% Loan Participation Notes due 2009, which were issued in June and July 2004, by, but without recourse to, the Bank for the sole purpose of funding loans aggregating $450,000,000 in principal amount to VimpelCom and (ii) an aggregate principal amount of US$367,234,000 issued by, but without recourse to, the Bank for the sole purpose of funding the new US$600,000,000 loan to VimpelCom.

This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended (the “Securities Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy the New Notes, nor shall there be any sale of the New Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The New Notes have been offered (i) to qualified institutional buyers in reliance on available exemptions from registration under the Securities Act; and (ii) outside the United States to non-U.S. persons in reliance on the exemption from registration provided by Regulation S of the Securities Act. The New Notes will not be registered under the Securities Act. Unless and until so registered, the New Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This communication is directed solely at persons who (i) are outside the United Kingdom or (ii) are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”) or (iii) are persons falling within Article 49(2)(a) to (e) of the Financial Promotion Order or (iv) is a person to whom such communication may otherwise lawfully be made in accordance with the FSMA (all such persons together being referred to as “relevant persons”).

This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com